SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: April 15, 2005

FiberMark, Inc.

(Exact name of registrant as specified in charter)

Delaware	**001-12865**	**82-0429330**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

161 Wellington Road
P.O. Box 498
Brattleboro, Vermont 05302
(802) 257-0365

Item 8.01. Other Events and Regulation FD Disclosure

On April 15, 2005, FiberMark distributed a press release announcing a delay in reporting its financial results and filing its annual report on Form 10-K/A, attached here as Exhibit 99.1, which shall be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934.

Item 9.01. Financial Statements and Exhibits

Exhibit 99.1   Press Release Dated April 15, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FiberMark

Date: April 15, 2005   By: /s/ *John E. Hanley*

                                          John E. Hanley

                                          Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1*	Press Release Dated April 15, 2005

* Filed herewith

Exhibit 99.1

FOR IMMEDIATE RELEASE   Contact: Janice C. Warren
                                          Director of Investor Relations and
                                          Corporate Communications
                                          802 257 5981

**FIBERMARK ANNOUNCES DELAY IN REPORTING ITS FINANCIAL RESULTS
AND FILING ITS ANNUAL REPORT ON FORM 10-K/A**

Brattleboro, Vt.—April 15, 2005—FiberMark, Inc. (OTCBB: FMKIQ) today announced a delay in the reporting of its 2004 financial results and the filing of its Annual Report on Form 10-K/A, pending completion of the annual audit. The company expects to announce its 2004 financial results and to file its Form 10-K/A within ten business days.

FiberMark, headquartered in Brattleboro, Vt., is a leading producer of specialty fiber-based materials meeting industrial and consumer needs worldwide, operating 11 facilities in the eastern United States and Europe. Products include filter media for transportation and vacuum cleaner bags; base materials for specialty tapes, electrical and graphic arts applications; wallpaper, building materials and sandpaper; and cover/decorative materials for office and school supplies, publishing, printing and premium packaging.

This document contains forward-looking statements. Actual results may differ depending on the economy and other risk factors discussed in the company's Form 10-K as filed with the SEC on March 30, 2004, which is accessible on the company's Web site at www.fibermark.com.

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